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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


     CLASS A COMMON STOCK,                                 518439 10 4
   PAR VALUE $.01 PER SHARE
-------------------------------                  -------------------------------
(TITLE OF CLASS OF SECURITIES)                           (CUSIP NUMBER)


                                DECEMBER 31, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 8 Pages

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

------------------------------------ --------------------------------------------            --------------------------------------
CUSIP No.                            518439 10 4                                     13G                              Page 2 of 8
------------------------------------ --------------------------------------------            --------------------------------------
----------------------------- --------------------------------------------------- -------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          THE ESTEE LAUDER 1994 TRUST


                              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                              (ENTITIES ONLY):
----------------------------- -----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                      (A) [ ]
                                                                                                                      (B) [ ]
----------------------------- -----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- -------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               NEW YORK

------------------------------------ ------ ------------------------------------------------ --------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               6,500,000
              SHARES
                                     ------ ------------------------------------------------ --------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                                  --
             OWNED BY
                                     ------ ------------------------------------------------ --------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          6,500,000
             REPORTING
                                     ------ ------------------------------------------------ --------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                             --

----------------------------- -------------------------------------------------------------- --------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  6,500,000** SEE ITEM 4

----------------------------- -----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*                 N/A
                                                                                                                     [ ]
----------------------------- -----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                    5.16%
                                                                                                                    ** SEE ITEM 4
----------------------------- --------------------------------------------------- -------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           OO
----------------------------- --------------------------------------------------- -------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       2

------------------------------------ --------------------------------------------            --------------------------------------
CUSIP No.                            518439 10 4                                     13G                              Page 3 of 8
------------------------------------ --------------------------------------------            --------------------------------------

----------------------------- --------------------------------------------------- -------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          RONALD WEINTRAUB


                              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                              (ENTITIES ONLY):
----------------------------- -----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                (A) [ ]
                                                                                                                (B) [ ]
----------------------------- -----------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- -------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               NEW YORK

------------------------------------ ------ ------------------------------------------------ --------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               6,500,000
              SHARES
                                     ------ ------------------------------------------------ --------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                                  --
             OWNED BY
                                     ------ ------------------------------------------------ --------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          6,500,000
             REPORTING
                                     ------ ------------------------------------------------ --------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                             --

----------------------------- -------------------------------------------------------------- --------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  6,500,000** SEE ITEM 4

----------------------------- -----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*                  N/A
                                                                                                                      [ ]
----------------------------- -----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                  5.16%
                                                                                                                  ** SEE ITEM 4
----------------------------- --------------------------------------------------- -------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           IN
----------------------------- --------------------------------------------------- -------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.  IDENTITY OF ISSUER

           (a)        The name of the issuer is The Estee Lauder Companies Inc.
                      (the "Issuer").

           (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

           (a) - (c)  This report is being filed by The Estee Lauder 1994 Trust
                      (the "EL 1994 Trust") and Ronald Weintraub, as sole trustee of the EL 1994 Trust (collectively the "Reporting Persons"). The business address of the Reporting Persons is c/o George E.B. Maguire, Debevoise & Plimpton, 919 Third Avenue, New York, New York 10022. The EL 1994 Trust was organized in the State of New York. Mr. Weintraub is a citizen of the United States.

           (d) - (e)  This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

           Not Applicable.

ITEM 4. OWNERSHIP

           (a) At December 31, 2002, the Reporting Persons beneficially owned 6,500,000 shares of Class A Common Stock as follows:
                      4, 498,951 shares of Class A Common Stock and 2,001,049 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the EL 1994 Trust and indirectly by Mr. Weintraub as sole trustee of the EL 1994 Trust.

                      In May 2002, the EL 1994 Trust entered into a forward purchase agreement (the "Forward Purchase Contract") withJPMorgan Chase Bank ("Morgan"), which is not affiliated with the Reporting Person or the Issuer, relating to the disposition by the EL 1994 Trust of not more than 4,498,951 shares of Class A Common Stock held by the EL 1994 Trust (or cash in lieu of such shares) to an affiliate of Morgan to be designated by Morgan. The Forward Purchase Contract provides for the delivery of such shares (or cash) in four approximately equal tranches (each, a "Tranche") over a series of specified dates between February and October of 2004 (each, an "Exchange Date"). Subject to the right of the EL 1994 Trust described in the next sentence, the precise number of shares to be delivered by the EL 1994 Trust on any Exchange Date will be determined in accordance with the Forward Purchase Contract as of the relevant Exchange Date. The EL 1994 Trust has the right, with respect to any Tranche, to pay cash to settle its delivery obligation with respect to that Tranche. Until there is delivery of the shares to Morgan's designated affiliate (or any other disposition thereof), all 4,498,951 shares of Class A Common Stock continue to be included in the total for the Reporting Persons.

                      The 4,498,951 shares of Class A Common Stock held by the Reporting Persons are pledged as collateral to Morgan to secure the EL 1994 Trust's obligations under the Forward Purchase Contract.

           (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 6,500,000 shares of Class A Common Stock, which would constitute 5.16% of the number of shares of Class A Common Stock outstanding.

                      Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,498,951 shares of Class A Common Stock and the 2,001,049 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 2.0% of the aggregate voting power of the Issuer.

           (c)  (i)   As sole trustee of the EL 1994 Trust, Mr. Weintraub
                      has sole voting power with respect to the 4, 498,951 shares of Class A Common Stock and the 2,001,049 shares of Class B Common Stock owned by the EL 1994 Trust.

               (ii) Mr. Weintraub has sole dispositive power with respect to the 2,001,049 shares of Class B Common Stock owned by the EL 1994 Trust.

              (iii) Mr. Weintraub shares dispositive power with Morgan with respect to the 4,498,951 shares of Class A Common Stock owned by the EL 1994 Trust and pledged to Morgan to secure the EL 1994 Trust's obligations under the Forward Purchase Contract.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Leonard A. Lauder and Ronald S. Lauder, as beneficiaries of the EL 1994 Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,498.951 shares of Class A Common Stock and the 2,001,049shares of Class B Common Stock owned by the EL 1994 Trust. Morgan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,498,951 shares of Class A Common Stock owned by the EL 1994 Trust and pledged to Morgan to secure the EL 1994 Trust's obligations under the Forward Purchase Contract.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.


ITEM 10. CERTIFICATION

           Not Applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           The Estee Lauder 1994 Trust


Date: February 6, 2003                     By: /S/ Ronald Weintraub
                                           -----------------------------------
                                           Ronald Weintraub, trustee




Date: February 6, 2003                     By: /S/ Ronald Weintraub
                                           -----------------------------------
                                           Ronald Weintraub

The undersigned persons, on February 6, 2003, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of The Estee Lauder Companies Inc. at December 31, 2002.

                                      The Estee Lauder 1994 Trust


                                      By: /s/ Ronald Weintraub
                                      ------------------------------
                                      Ronald Weintraub, trustee



                                      /S/ Ronald Weintraub
                                      ------------------------------
                                      Ronald Weintraub












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